UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2017
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated December 3, 2017.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: December 4, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 3, 2017

Elbit Systems Announces the Results of its
Annual General Meeting of Shareholders Held on November 30, 2017

Haifa, Israel, December 3, 2017 - Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (the "Company") announced today that at its Annual General Meeting of Shareholders (the "Meeting") held on November 30, 2017 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated October 25, 2017 (the "Proxy") and detailed hereunder, were approved by the required respective majority:

1.
that Mr. M. Federmann, Mrs. Baum, Mr. Ben-Zeev, Mr. D. Federmann, Mr. Ninveh, Prof. Nisan and Prof. Tamir, are elected as members of the board of directors of the Company until the close of next Shareholder's Annual General Meeting of the Company.

2.	that the compensation fees to be paid to the members of the board of directors of the Company described in Item 2 of the Proxy – are approved.

3.
that the Framework Resolution for the purchase by the Company from time to time during a three-year period of directors and officers ("D&O") liability insurance as described in Item 3 of the Proxy – is approved.

4.
that the re-granting by the Company to Mr. M. Federmann and Mr. D. Federmann, who serve as directors of the Company and may be considered direct or indirect controlling shareholders of the Company, of indemnification letters for an additional period of three years commencing as of December 1, 2017 as described in Item 4 of the Proxy – is approved.

5.
that the Company's independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as independent auditor of the Company for the fiscal year 2017 and until  the close of the next Shareholders' Annual General Meeting of the Company.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on:

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Elbit Systems Ltd., its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service, and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

Contact:
David Vaaknin, Vice President, Head of Corporate Communications
Tel: 972-077-2946691
Cell: 972-52-8000403
david.vaaknin@elbitsystems.com

Dana Tal, Manager Corporate Communications & Digital
Tel: 972-077-2948809
Cell: 972-54-9998809
dana.tal@elbitsystems.com

Noga Hatkevitz, Corporate Communications
Tel: 972-077-2947541
Cell: 972-54-9990424
noga.hatkevitz@elbitsystems.com